UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Healthcare Triangle, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227W 108

(CUSIP Number)

Suresh Venkatachari

Chief Executive Officer

4309 Hacienda Dr., Suite 150

Pleasanton, California 94588

Telephone: (925) 270-4812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 42227W 108	13D

1.	Name of Reporting Persons SecureKloud Technologies, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (1) (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,500,000 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,500,000 of Common Stock
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,500,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 63.29% (2)
14.	Type of Reporting Person (see instructions) HC

(1)	This Schedule 13D is filed by SecureKloud Technologies, Inc., a Nevada corporation, which is the sole legal and beneficial owner of the shares of common stock of the Issuer as set forth herein. SecureKloud Technologies, Inc. is 65.2% owned by SecureKloud Technologies Ltd., which is a publicly traded company in India.

(2)	This percentage is calculated based on 37,738,750 shares of the Issuer’s Common Stock outstanding as of October 12, 2021as set forth in its Prospectus (File No. 333-259180) as filed under Rule 424(b)(4) with the Securities and Exchange Commission on October 14, 2021.

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.00001 per share (“Common Stock”), of Healthcare Triangle, Inc. (the “Issuer”). The Issuer is a corporation organized under the laws of the State of Delaware with principal executive offices at 4309 Hacienda Dr., Suite 150, Pleasanton, California 94588.

Item 2. Identity and Background.

SecureKloud Technologies, Inc. (the “Reporting Person”) is a corporation organized under the laws of the State of Nevada, with principal executive offices at 4309 Hacienda Dr., Suite 150, Pleasanton, California 94588.

SecureKloud Technologies Ltd. (the “Parent”), the parent corporation of the Reporting Person, is a company organized under the laws of India, with principal executive offices at Srinivas Towers 2nd Floor, New No.5, Old No.11, 2nd Lane, Cenotaph Road, Austin Nagar, Teynampet, Chennai, Tamil Nadu 600018, India. Mr. Suresh Venkatachari is the Chairman and Chief Executive Officer of the Issuer, the Chief Executive Officer of the Reporting Person, is a director and the Chief Executive Officer of SecureKloud Technologies, Ltd. and owns 37% of SecureKloud Technologies, Ltd.

The principal business of the Reporting Person and the Parent. is a global information technology business transformation, secure cloud solutions and managed services provider.

The principal business of the Issuer is a healthcare information technology company focused on advancing innovative industry-transforming solutions in the sectors of cloud services, data science, and professional and managed services for the Healthcare and Life Sciences industry.

The name, principal occupation, principal business address and citizenship of each director and executive officer of the Reporting Person and the Parent are as set forth on Schedule A.

In the past five years, none of the Reporting Person or, to the knowledge of the Reporting Person, the Parent or any person listed on Schedule A, has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with a corporate reorganization conducted by the Reporting Person (“Reorganization”), on January 1, 2020, the Reporting Person transferred to the Issuer its Life Sciences business in exchange for 25,500,000 shares of the Issuer’s common stock, and on May 8, 2020, the Issuer acquired Cornerstone Advisors Group from the Reporting Person in exchange for the assumption of certain liabilities of the Reporting Person and the issuance of a $7,000,000 promissory note.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the 25,500,000 newly issued shares of Common Stock pursuant to the Reorganization to provide the Issuer with operating business segments in order to expand the Issuer’s operations in the United States. On October 15, 2021 the Issuer closed its initial public offering raising approximately $13.0 million prior to deducting underwriting discounts, commissions, and offering expenses. The Reporting Person made no change in the Issuer’s board of directors or management in the Reorganization and has no plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. The Reporting Person made no change in the Issuer’s capitalization (except for the change in the capitalization as a result of the Reorganization), dividend policy, business or corporate structure, charter, bylaws or securities, and has no plans to make any such change. The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 4.

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Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 25,500,000 shares of Common Stock, or approximately 63.29% of the outstanding shares of Common Stock as of October 12, 2021 based on 37,738,750 shares of the Issuer’s Common Stock outstanding as of October 12, 2021 as set forth in its Prospectus (File No. 333-259180) as filed under Rule 424(b)(4) with the Securities and Exchange Commission on October 14, 2021.

The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. The Reporting Person has not engaged in any transactions in the Common Stock during the past sixty days. Other than the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the “parent” corporation of the Issuer and, with its ownership of approximately 63.29% of the outstanding shares of Common Stock, has the power to elect all of the directors of the Issuer and to control all matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer.

In connection with the Reorganization conducted by the Reporting Person, on January 1, 2020, the Reporting Person and the Company entered into an Asset Transfer Agreement pursuant to which the Reporting Person transferred to the Issuer its Life Sciences business in exchange for 25,500,000 shares of the Issuer’s Common Stock On January 1, 2020, the Issuer and the Reporting Person entered into a Master Services Agreement, pursuant to which the Reporting Person agreed to develop software for the Issuer for fees negotiated in good faith that will be set forth in a separate statement of work for each software development project. The agreement has a two-year term, with automatic one-year renewals unless a party terminates at least 60 days prior to the end of the term.

On January 1, 2020, the Issuer and the Reporting Person entered into a Shared Services Agreement, pursuant to which the Reporting Person will provide ongoing services to the Company that include infrastructure development, sales support, recruitment and immigration support, project coordination, human resources and operation support and management/advisory services. Under the agreement, the Reporting Person receives monthly compensation of $48,090. The term of the agreement is for two years and then continues on a month-to-month basis unless earlier terminated.

On January 4, 2020, the Issuer and the Reporting Person entered into a Rental Sub-Lease Agreement, pursuant to which the Issuer subleases 3,500 square feet of office space from the Reporting Person for $8,500 per month. The term of the sublease is three years and renewable for two-year terms until cancelled by either party with 30 days’ notice.

On May 8, 2020, the Issuer and the Reporting Person entered into an Equity Purchase Agreement pursuant to which, the Issuer acquired all of the equity of Cornerstone Advisors Group, LLC (“Cornerstone”) from the Reporting Person in return for a $7,000,000 Promissory Note, which has been repaid in full through the assumption of a $4,000,000 debt to Cornerstone owed by the Reporting Person (the “Cornerstone Debt”) and cash payments by the Issuer to the Reporting Person. The Issuer has repaid the Cornerstone Debt in full.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Asset Transfer Agreement, dated January 1, 2020 between the Registrant and SecureKloud Technologies, Inc.
2	Equity Purchase Agreement, dated May 8, 2020 between the Registrant and SecureKloud Technologies, Inc.
3	Master Services Agreement dated January 1, 2020 between the Registrant and SecureKloud Technologies, Inc.
4	Shared Services Agreement dated January 1, 2020 between the Registrant and SecureKloud Technologies, Inc.
5	Rental Sublease Agreement dated January 4, 2020 between SecureKloud Technologies, Inc. and the Registrant.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October ___, 2021 SECUREKLOUD TECHNOLOGIES, INC.

By: /s/ Suresh Venkatachari

Name: Suresh Venkatachari

Title: Chief Executive Officer

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Schedule A

Reporting Person’s

Directors and Executive Officers

The business address for each director and executive officer of the Reporting Person is 4309 Hacienda Dr., Suite 150, Pleasanton, California 94588.

Name	Principal Occupation	Citizenship
Directors

Executive Officers

Parent’s

Directors and Executive Officers

The business address for each director and executive officer of the Reporting Person is Srinivas Towers 2nd Floor, New No.5, Old No.11, 2nd Lane, Cenotaph Road, Austin Nagar, Teynampet, Chennai, Tamil Nadu 600018, India.

Name	Principal Occupation	Citizenship
Directors

Executive Officers